EXHIBIT 21.1

STEEL DYNAMICS, INC.

LIST OF OUR SUBSIDIARIES

S
Name	State of Incorporation or Organization	Percent of Capital Stock/Equity Units Owned by Steel Dynamics, Inc.	Names Under which Business is Conducted

Jackson Iron & Metal Company, Inc.	Michigan	100%	OmniSource Corporation
Mesabi Nugget Delaware, LLC	Delaware	83%
New Millennium Building Systems, LLC	Indiana	100%
OmniSource Corporation	Indiana	100%
OmniSource Southeast, LLC	Delaware	100%	OmniSource Corporation
Roanoke Electric Steel Corporation	Indiana	100%
Steel Dynamics Columbus, LLC	Delaware	100%
Steel Dynamics Enterprises, Inc.	Indiana	100%
Steel Dynamics Sales North America, Inc.	Indiana	100%
Steel of West Virginia, Inc.	Delaware	100%
STLD Holdings, Inc.	Indiana	100%
The Techs Industries, Inc.	Delaware	100%
Vulcan Threaded Products, Inc.	Alabama	100%